EXHIBIT 99.1

GOLD STANDARD ANNOUNCES APPOINTMENT OF RON CLAYTON AS DIRECTOR

January 30, 2018 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced the appointment of Ron Clayton as an independent Director of the Company.

Ron Clayton is currently the President, Chief Operating Officer and Director of Tahoe Resources Inc.  Ron is a highly experienced mining executive. In his 37 years in the business, he has successfully guided companies through the mining company life cycle, including advanced stage exploration, development, construction and mining.

On Ron Clayton’s appointment, Jonathan Awde, CEO and Director of Gold Standard noted that Mr. Clayton further strengthens the Board’s depth of expertise at a time when the Company is advancing its Dark Star and Pinion deposits toward a Preliminary Economic Assessment. “Ron understands the specific technical challenges Gold Standard now faces in its evolution. His specific experience with gold oxide, open pit development and mining operations in Nevada makes him a very valuable addition to our Board. He also brings a wealth of experience in all aspects of strategic planning, project analysis, mine finance and mergers and acquisitions.”

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com